FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A., Buenos Aires D'Longueil Consulting, New York

Eduardo Villegas, CFO Lucia Domville

(54 11) 4309-1434 (ldomville@nyc.rr.com)

Pablo Boselli (917) 375-1984

(54 11) 4309-1511

Buenos Aires, July 10, 2007

To: The New York Stock Exchange and Security Exchange Commission

Re.: Relevant information,

Dear Sirs,

Please be hereby advised that during the Board Meeting of MetroGAS SA, held on Friday July 6, 2007, at 4.15 pm, the Company's CEO, Mr. Roberto Daniel Brandt requested a leave of absence from his position until July 20, 2007. During the same meeting, Mr. Vito Sergio Camporeale was appointed as his replacement.

Magdalena González Garaño

Responsible for Market Relationships